UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

RALPH LAUREN CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

751212 10 1

(CUSIP Number)

DECEMBER 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 751212 10 1	PAGE 2 OF 6 PAGES

1.	Name of Reporting Persons: Ralph Lauren
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.

Sole Voting Power:

14,329,203 (representing (i) 13,249,003 shares of Class B Common Stock, par value $.01 per share (“Class B Common Stock”), immediately convertible into an equal number of shares of Class A Common Stock, par value $.01 per share (“Class A Common Stock”); (ii) 130,199 shares of Class A Common Stock; and (iii) options representing the right to acquire 950,001 shares of Class A Common Stock)

6.

Shared Voting Power:

13,858,101 (representing (i) 8,792,342 shares of Class B Common Stock owned by Lauren Family, L.L.C., a limited liability company of which Mr. Lauren has the power to remove and replace each manager, provided that the replacement manager is not related to or subordinate to Mr. Lauren; (ii) 2,616,637 shares of Class B Common Stock held by certain grantor retained annuity trusts, of which Mr. Lauren and Roger Farah are the trustees, established for the benefit of Mr. Lauren’s issue and for various trusts of which Mr. Lauren is a grantor and Mr. Farah is the trustee. Mr. Lauren is the investment trustee of such grantor retained annuity trusts; (iii) 120,365 shares of Class B Common Stock held by a successor trust for the benefit of the issue of Mr. Lauren and for various trusts of which Mr. Lauren is a grantor. Mr. Lauren is the investment trustee of such successor trust; (iv) 810,043 shares of Class B Common Stock held by certain grantor retained annuity trusts established by Ricky Lauren, Mr. Lauren’s wife, of which Ms. Lauren and Mr. Farah are the trustees. Ms. Lauren is the investment trustee of such grantor retained annuity trusts; (v) 1,460,397 shares held by Ms. Lauren; and (vi) 58,317 shares of Class B Common Stock held by a successor trust for the benefit of the issue of Ms. Lauren and for various trusts of which Ms. Lauren is a grantor. Ms. Lauren is the investment trustee of such successor trust; each of the shares of Class B Common stock in (i) through (vi) above is immediately convertible into an equal number of shares of Class A Common Stock)

7.

Sole Dispositive Power:

14,329,203 (representing (i) 13,249,003 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock; (ii) 130,199 shares of Class A Common Stock; and (iii) options representing the right to acquire 950,001 shares of Class A Common Stock)

8.

Shared Dispositive Power:

        13,858,101 (representing (i) 8,792,342 shares of Class B Common Stock owned by Lauren Family, L.L.C., a limited liability company of which Mr. Lauren has the power to remove and replace each manager, provided that the replacement manager is not related to or subordinate to Mr. Lauren; (ii) 2,616,637 shares of Class B Common Stock held by certain grantor retained annuity trusts, of which Mr. Lauren and Mr. Farah are the trustees, established for the benefit of Mr. Lauren’s issue and for various trusts of which Mr. Lauren is a grantor and Mr. Farah is the trustee. Mr. Lauren is the investment trustee of such grantor retained annuity trusts; (iii) 120,365 shares of Class B Common Stock held by a successor trust for the benefit of the issue of Mr. Lauren and for various trusts of which Mr. Lauren is a grantor. Mr. Lauren is the investment trustee of such successor trust; (iv) 810,043 shares of Class B Common Stock held by certain grantor retained annuity trusts established by Ms. Lauren, of which Ms. Lauren and Mr. Farah are the trustees. Ms. Lauren is the investment trustee of such grantor retained annuity trusts; (v) 1,460,397 shares held by Ms. Lauren; and (vi) 58,317 shares of Class B Common Stock held by a successor trust for the benefit of the issue of Ms. Lauren and for various trusts of which Ms. Lauren is a grantor. Ms. Lauren is the investment trustee of such successor trust; each of the shares of Class B Common stock in (i) through (vi) above is immediately convertible into an equal number of shares of Class A Common Stock)

9.

Aggregate Amount Beneficially Owned by Each Reporting Person:

28,187,304 (representing (i) 27,107,104 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock; (ii) 130,199 shares of Class A Common Stock; and (iii) options representing the right to acquire 950,001 shares of Class A Common Stock)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 31.5%
12.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13G

CUSIP NO. 751212 10 1	PAGE 3 OF 6 PAGES

1.	Name of Reporting Persons: Lauren Family, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: 8,792,342 (representing 8,792,342 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock)
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: 8,792,342 (representing 8,792,342 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock)
9.

Aggregate Amount Beneficially Owned by Each Reporting Person:

8,792,342 (representing 8,792,342 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 12.5%
12.	Type of Reporting Person (See Instructions): OO

SCHEDULE 13G

CUSIP NO. 751212 10 1	PAGE 4 OF 6 PAGES

Item 1.	(a).	Name of Issuer

Ralph Lauren Corporation

	(b).	Address of Issuer’s Principal Executive Offices:

650 Madison Avenue, New York, New York 10022

Item 2	(a).	Name of Person Filing

		(i)	Ralph Lauren

		(ii)	Lauren Family, L.L.C.

Item 2	(b).	Address of Principal Business Office

c/o Ralph Lauren Corporation, 650 Madison Avenue, New York, New York 10022

Item 2	(c).	Citizenship

		(i)	Ralph Lauren — United States of America

		(ii)	Lauren Family, L.L.C. — Delaware

Item 2	(d).	Title of Class of Securities:

Class A Common Stock, par value $.01 per share

Item 2	(e).	CUSIP Number:

751212 10 1

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act,

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

	(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

	(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

	(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

	(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

	(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

SCHEDULE 13G

CUSIP NO. 751212 10 1	PAGE 5 OF 6 PAGES

Item 4.	Ownership.

See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Pages

Item 5.	Ownership of Five Percent or Less of a Class

IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

SCHEDULE 13G

CUSIP NO. 751212 10 1	PAGE 6 OF 6 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

/s/ Ralph Lauren
RALPH LAUREN

LAUREN FAMILY, L.L.C.

By:	/s/ Craig L. Smith
Name:	Craig L. Smith
Title:	Attorney-in-Fact for Andrew Lauren, Manager

By:	/s/ Craig L. Smith
Name:	Craig L. Smith
Title:	Attorney-in-Fact for David Lauren, Manager

By:	/s/ Craig L. Smith
Name:	Craig L. Smith
Title:	Attorney-in-Fact for Dylan Lauren, Manager